EXHIBIT 99.2

[LOGO OF PROSOFTTRAINING]	Contact:	Jim Stapleton Investor Relations ProsoftTraining 512-225-6792 jstapleton@prosofttraining.com

Prosoft Board Accepts Resignation of Baird as Chairman and CEO

Gwin Appointed to Lead Firm

Austin, Texas – December 9, 2002 – The Board of Directors of ProsoftTraining (Nasdaq: POSO) today announced that it has accepted the resignation of Jerrell M. Baird as its Chairman and CEO. The Board also accepted the resignation of J. R. Holland, Jr. as a director. Robert G. Gwin was named Prosoft’s President and Chief Executive Officer. He previously had been the company’s President and CFO. In addition, the Board unanimously appointed Mr. Gwin to join the Board and become its Chairman.

“Jerry led the company as it made the transition from a training company to a leading provider of certification and content for the information and communication technology industry,” observed long-time Board member Jeffrey G. Korn. “During his tenure the company’s revenue grew more than five times to $18 million and its CIW certification became recognized as a leading certification for information technology workers with more than 50,000 certifications earned by individuals in 100 countries. We are grateful for the contributions he made in building this business.”

Mr. Baird did not announce his future plans.

Mr. Gwin joined the company as Chief Financial Officer in August 2000 and was promoted to Executive Vice President and CFO in October 2001 and to President and CFO in May of this year. Before joining Prosoft, Gwin spent 10 years with Prudential Capital Group, most recently as Managing Director, with primary oversight for approximately $12 billion in assets under management and operating responsibility for its Dallas-based operations. He holds a Bachelor of Science from the University of Southern California and an MBA from the Fuqua School at Duke University. In addition, Gwin is a Chartered Financial Analyst (CFA).

About ProsoftTraining

ProsoftTraining (Nasdaq: POSO) offers content and certifications to help individuals develop and validate critical information and communications technology (ICT) workforce skills. Prosoft creates and distributes a complete library of classroom and e-learning courses. Prosoft distributes its content through its ComputerPREP division to individuals, schools, colleges, commercial training centers and corporations worldwide. Prosoft owns the CIW job-role certification for Internet technologies and the CCNT (Certified in Convergent Network Technologies) certification and manages the CTP (Convergence Technologies Professional) vendor-neutral certification for telecommunications. To find out more, visit www.ProsoftTraining.com, www.ComputerPREP.com, www.CIWcertified.com, and www.CTPcertified.com.

Except for historical information contained herein, the matters discussed in this press release are statements of a forward-looking nature that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected . Risks and uncertainties are outlined in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, the Company’s Annual Report on Form 10-K. The Company undertakes no obligation to update forward-looking information.

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